UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2026
Commission File Number: 001-42186

Harrison Global Holdings Inc.
(f/k/a Bloomz Inc.)
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Notice Regarding Delay in Filing of Form 20-F

Harrison Global Holdings Inc. (the Company) hereby furnishes the following information pursuant to Form 6-K.

The Company is not able to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the Form 20-F) within the prescribed time period.

As previously disclosed, the Company has been undergoing a transition involving its prior independent registered public accounting firm and prior external legal advisors. The process of effecting the transition, together with the time required for new advisors to complete customary review procedures, has resulted in delays in the completion of the audit and the preparation of the Form 20-F.

The Company is working diligently with its current professional advisors to finalize the audit process and to complete the Form 20-F as promptly as practicable. The Company currently expects to file the Form 20-F as soon as the remaining procedures are completed.

The Company will provide additional updates as appropriate.

Authorized SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrison Global Holdings Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: Feb 13, 2026